EMI

06013475

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

5th May, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 15 2006 WASH. D.C. 185 SECTION

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd May 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 5th May 2006, confirming that The Goldman Sachs Group, Inc. had, as at close of business on 3rd May 2006, decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/39

Company Announcements Office,
London Stock Exchange.

5th May, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed in a letter dated and received by fax on 5th May 2006 that, as at close of business on 3rd May 2006, The Goldman Sachs Group, Inc. ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th May, 2006.

Attn: Filing Desk - Stop 1-4

SEC MAIL PROCESSING RECEIVED MAY 1 5 2006 WASH. D.C. 185

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th May 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 9th May 2006, advising that the Company's results for the year ended 31st March 2006, together with a recommendation for a final dividend for that year, will be notified on Tuesday 23rd May 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/40

Company Announcements Office,
London Stock Exchange.

9th May, 2006.

EMI GROUP PLC
Notice of Results for the Year Ended 31st March 2006 and Final Dividend

EMI Group plc advises that its results for the year ended 31st March 2006, together with a recommendation for a final dividend for that year, will be notified to the Company Announcements Office on the morning of Tuesday 23rd May 2006 for release on the Regulatory News Service.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231